BindView Corporation



A Focus on New Markets

In 2001, we launched new marketing efforts focused on specific buyers who are required by laws and regulations to ensure that their environments are secure – healthcare, financial services, and government. We tailored our solutions more closely to their needs by incorporating compliancy requirements into our products and by executing segment-specific marketing plans to improve our reach into these markets.

Healthcare Organizations

BindView's security management solutions for healthcare are focused on helping our customers meet HIPAA security and privacy compliance deadlines. BindView hosted a Healthcare Forum with the participation of Texas Children's Hospital, MD Anderson Cancer Center, Humana and others early in 2001. BindView also introduced the HIPAA Toolkit in the spring of 2001, which offered hospitals and healthcare organizations a comprehensive suite of solutions to manage the security and privacy overhaul required by HIPAA. Additionally, we launched **www.readyforhipaa.com**, becoming the first sponsor of an online HIPAA portal for IT professionals, which provides resources, federal regulation information, and compliance tools for national patient security and privacy standards.

Financial Services Organizations

While accustomed to meeting strict regulatory practices, the financial services industry is struggling to comply with the regulations of the Gramm-Leach-Bliley Act, GLBA, among other regulations. Changes in the industry resulted in business and IT issues that every provider in the financial services industry needs to understand and prepare for. BindView's proactive security management solutions are focused on helping the financial services industry meet strict industry and government mandates.

BindView's Financial Services Solutions specifically add value in the areas of risk assessment and risk management and control, providing access controls on customer information systems, system modification controls that meet information security program requirements, and security monitoring.

Government Organizations

Government agencies face new regulatory practices, including those required by the Government Information Security Reform Act, or GISRA, which requires federal agencies to assess the security of their non-classified information systems. The law requires every agency to provide a risk assessment and report of the security needs of its systems. These reports must be included in every agency budget request. Agencies must also report findings of significant deficiencies in policies, procedures, and practices. BindView solutions are positioned to offer the system-hardening capabilities that GISRA demands, including vulnerability assessment, policy enforcement, and compliance enforcement.

A Focus on Building Relationships

BindView has built a global network of technology, services and distribution partnerships to ensure the delivery of best-in-class security management solutions to our mutual customers.

BindView formed these partnerships to work with the best integrators in the world to help provide more complete infrastructure security solutions for our customers.

BindView is proud of its top-tier alliances with:

- Compaq
- Hewlett-Packard
- IBM
- Microsoft

In 2001, BindView signed eighteen new partners, including: Xerox Connect, Perot Systems, and Para-Protect, among others.



Corporate Overview

A New Approach To Security

The focus on IT security has never been stronger or more challenging. For many, the September 11 tragedy brought a new awakening of just how dangerous a place the world can be. It also reaffirmed for many businesses the need for sound IT security policies and implementations.

Past approaches to IT security focused on protecting an organization's perimeter from attack. However, as demonstrated by the devastation caused by the Nimda and the Code Red internet worms, this approach is no longer sufficient to protect an organization's information assets. Furthermore, with the advent of e-business, even a secure border no longer provides adequate protection as business partners access internal systems via wireless connections, extranets, and virtual private networks.

BindView delivers proactive security management solutions to help safeguard computer systems and networks from security breaches before they occur. BindView solutions work from the inside out to help protect IT systems from both internal and external threats. BindView's suite of cross-platform software and associated services helps secure, automate, and reduce the costs of managing information technology infrastructures.

BindView's Flexible Architecture

BindView's innovative security solutions are built around a flexible architecture that enables the rapid deployment of BindView technologies enterprise-wide. Offering single-console control and enterprise-wide scalability, BindView solutions secure and manage today's multi-platform environments. *Our solutions offer:*

- Single-console, cross-platform control
- Easy, enterprise-wide deployment and ongoing maintenance
- Non-intrusive, low-impact architecture

Two product lines provide security management solutions for today's multi-platform networks:

bv-Control® Product Line

The bv-Control product line helps to ensure the security of information assets by using vulnerability assessment to find security holes and configuration management to close security holes, enforce security policies, and configure systems to best practices. bv-Control products enhance security by helping to audit critical systems, report vulnerabilities, enforce security policies, and establish security standards.

bv-Admin® Product Line

The bv-Admin product line helps today's IT enterprise to maintain information security on a day-to-day, hour-to-hour, and minute-to-minute basis, using a variety of solutions for security administration. bv-Admin solutions assist IT managers in proactively securing their networks with role-based delegation of management responsibilities over platforms, directories, e-business solutions, and enterprise applications.

BindView Solutions Support These Environments:

Operating Environments and Directories:

- Microsoft Windows NT/2000/XP
- Microsoft Active Directory
- Novell NetWare
- Novell NDS eDirectory
- UNIX and Linux
- IBM OS/400

Application Support:

- Microsoft Exchange
- Microsoft SQL Server
- Microsoft Internet Information Server
- Apache Web Server
- SAP R/3 Systems

A Letter from the President



Dear Shareholders, Customers, and Friends

Going into 2001, we had expected strong demand for our products and had invested heavily in sales infrastructure to take advantage of that opportunity. Unfortunately, because of the slowdown in the economy and the resulting global decline in IT spending, demand was softer than expected and our operating results were adversely affected.

In July of 2001, I took over as CEO of the Company to lead the development and execution of a plan to deal with the challenges facing the Company in the difficult economic environment. Early in the third quarter, we completed a corporate reorganization and implemented a number of cost-cutting measures to improve operating efficiency and accelerate the Company's return to profitability. We believe these efforts have significantly lowered our operating costs without impairing our ability to grow revenues, to deliver the highest level of customer support, or to continue to develop and maintain highly competitive security management products. I'm pleased to say that for the fourth quarter we exceeded both our revenue and profitability targets.

Market Leadership and Continuing Innovation

BindView continued its history of technological innovation and leadership in 2001. During the year, we sold our 20 millionth license, delivered major new versions across all product lines, and completed our largest sales transaction in history. Additionally, our bv-Control product line was recognized for the second consecutive year as the worldwide leader for host-based vulnerability assessment software in IDC's Intrusion Detection and Vulnerability Assessment (IDnA) market report.

BindView refocused its marketing message to that of a provider of proactive security management software and services, introducing new targeted solutions and initiatives specific to the market segments most acutely affected by security threats to their IT infrastructures.

We introduced our new .Security solution portfolio specifically targeted at securing Microsoft's new .NET platforms, servers, and directories. This new offering, along with our attainment of the Microsoft Gold Certified Partner status, strengthened our relationship with Microsoft. By the end of 2001, Microsoft had chosen BindView as the first company in the U.S. to become a Gold Certified Partner for Security Services.

BindView became the first security software vendor to work with key healthcare consultants and vendors, focusing on enabling healthcare providers to meet the 2003 HIPAA security compliance deadlines. In late 2001, we launched **www.readyforhipaa.com**, a community portal offering timely security and privacy compliance information. Other key solutions offerings include financial services and government segments.

2002: Return to Growth and Profitability

In the second half of 2001, we undertook a major initiative to optimize our sales and marketing programs with the assistance of McKinsey & Company. The plan was completed early in the fourth quarter. We are in the process of implementing its recommendations and we should begin to see the benefits in the second half of 2002.

Future success at BindView depends on our ability to consistently expand our value proposition to our customers in a responsible and cost-effective manner. To grow, we must continue to anticipate customer needs by delivering technologies to secure their environments while delivering profitability to our stakeholders. After a tough year of organizational restructuring and other changes, I believe we are well positioned to take advantage of growth opportunities in the security software market.

E Pulaski

Eric J. Pulaski
President and Chief Executive Officer

BindView Financial Highlights

(In thousands, except per share amounts)

Income Statement Data

Year Ended December 31,	1997	1998	1999	2000	2001
Revenues	$21,272	$39,827	$71,739	$86,056	$70,888
Gross profit	19,899	37,620	67,885	79,884	63,422
Operating costs and expenses [(1)]	34,850	41,676	65,290	88,954	94,920
Operating income (loss) [(1)]	(14,951)	(4,056)	2,595	(9,070)	(31,498)
Net Loss [(1)]	(11,706)	(5,765)	(441)	(3,844)	(24,146)
Loss per common share [(1)]	(0.60)	(0.19)	(0.01)	(0.07)	(0.47)

Balance Sheet Data

December 31,	1997	1998	1999	2000	2001
Cash and investments	$10,280	$61,905	$83,104	$59,541	$47,544
Working capital	13,252	62,931	73,785	64,483	33,450
Shareholders' equity	12,059	63,106	93,056	92,261	63,809
Total assets	20,602	81,445	113,242	113,034	88,121

(1) Amounts include stock compensation expense, purchased research and development, asset impairment charges and restructuring expenses of $15,262 in 1997, $2,488 in 1998, $3,724 in 1999, $7,928 in 2000 and $8,573 in 2001. Net loss and diluted loss per share amounts include after-tax affects of these charges, as well as a $5,000 asset impairment charge that was included in other income (expense).

Corporate Information

BindView Corporation delivers proactive security management solutions to help safeguard computer systems and networks from security breaches before they occur. Unlike traditional approaches, the company's solutions work from the inside out to help protect business systems from both internal and external threats, thus reducing business risks. BindView's suite of cross-platform software and associated services help secure, automate and reduce the costs of managing information technology infrastructures. More than 20 million licenses of the company's solutions have been shipped worldwide to approximately 5,000 companies, including more than 80 of the Fortune 100 and 24 of the largest 25 U.S. banks.

Board of Directors

Eric J. Pulaski, *Chairman of the Board and Chief Executive Officer*
Peter L. Bloom, *Managing Member, General Atlantic Partners, LLC*
Richard A. Hosley II, *President and Chief Executive Officer, BMC Software, Inc. (Retired)*
Edward L. Pierce, *Senior Vice President and Chief Financial Officer*
Armand Shapiro, *Chairman and Chief Executive Officer, MessagePro, Inc.*

Executive Officers and Senior Management

Eric J. Pulaski, *Founder, President and Chief Executive Officer*
Edward L. Pierce, *Senior Vice President and Chief Financial Officer*
William D. Miller, *Senior Vice President and Chief Operating Officer*
Gary Margolis, *Vice President and Chief Technology Officer*

Scott S. Blake, *Vice President, Information Security*
Kevin P. Cohn, *Vice President, Controller and Chief Accounting Officer*
Amanda Jobbins, *Vice President, Solutions Marketing*
Jeffrey E. Margolis, *Vice President, Corporate Strategy and Business Development*
Diana Massaro, *Vice President, Product Marketing*
Kenneth D. Naumann, *Vice President, Sales for the Americas*
D. C. Toedt III, *Vice President and General Counsel*

Independent Auditors:

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston, Texas 77002
USA

Transfer Agent and Registrar:

Mellon Investors Services
600 North Pearl Street, Suite 1010
Dallas, Texas 75201
USA

International Offices:

Sao Paulo, Brazil
Paris, France
Frankfurt, Germany
Pune, India
Mexico DF, Mexico
Amsterdam, The Netherlands
London, United Kingdom

Microsoft Corporation

BindView's relationship with Microsoft moved to a new level in 2001. As a globally managed partner, BindView already enjoys an elite status with Microsoft. We are one of only a few software vendors in the security space assigned directly to a Microsoft business development manager, who helps drive our joint partnership.

In 2001, we strengthened our relationship with Microsoft even further by achieving two new levels of partnership:

- We became one of the first security management software vendors to be named by Microsoft as a Gold Certified Partner for Software Products.
- We were recognized as the first company in the U.S. to earn the status of Microsoft Gold Certified Partner for Security Solutions.

By year-end, Microsoft had invited BindView to participate in its internal technical conference, Envision, as one of only six external vendors and as the only security software vendor. BindView and Microsoft solutions and sales teams are currently working together to take joint healthcare, government, and .NET solutions to the marketplace.

Other 2001 milestones with Microsoft included:

- BindView earned Microsoft Windows 2000 Certification for its bv-Control for Active Directory and bv-Admin products
- BindView sponsored a free eBook, *The Definitive Guide To Windows 2000 Security*
- BindView delivered a solution for Group Policy management for Microsoft Active Directory
- BindView Platinum sponsored Microsoft TechEd Conference 2001
- BindView Gold sponsored the invitation-only Microsoft Fusion Partner Conference 2001
- BindView Gold sponsored the Microsoft Enterprise Conference (MEC) 2001

Novell Corporation

BindView has maintained its leadership position for security management solutions on Novell-based platforms. We were one of the first companies to provide a security solution to defend against BIND vulnerabilities and the first security vendor to respond to the Novell GroupWise Padlock vulnerability. In 2001, BindView's bv-Control products for NetWare and NDS received Novell's "YES, Tested and Approved" Software Certification, and BindView announced the industry's first security and configuration management solution for Novell NDS eDirectory, providing cross-platform support for our enterprise customers.

BindView is strongly committed to the long-term development and support of our Novell focused solutions, and we will continue to provide the best security management products for the Novell environment.

Focused On Delivering Information Security Solutions

The growing focus on the security and integrity of IT systems will continue to drive BindView's sales, marketing, and R&D efforts in 2002. Our commitment is to deliver to our customers the best products available to help them secure, automate, and lower the costs of managing their IT infrastructures. We will continue to focus on proactive security management technologies that can help seek out security holes and close them before they can be exploited, safeguarding our customers' networks from the inside out. We will work to protect those networks from both internal and external threats, while also helping to lower our customers' total cost of ownership through automation of numerous administrative tasks and security reporting requirements.

Our solid combination of best-of-breed products, a great management team, and talented employees position BindView as a leading vendor of security management solutions going into a year in which security management solutions promise to be more important than ever.



BindView Corporation
5151 San Felipe, 25th Floor
Houston, Texas 77056

Phone: 713.561.4000
Fax: 713.561.1000
Sales Toll-Free: 800.813.5869
Support Toll-Free: 800.813.5867

www.bindview.com
800.749.8439

-0004 03/02

